Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

IVAX Corporation
4400 Biscayne Boulevard
Miami, FL 33137
Telephone: 305-575-6000

IVAX SHAREHOLDERS OVERWHELMINGLY ELECT TO RECEIVE
STOCK CONSIDERATION IN TEVA MERGER
     MIAMI – January 25, 2006 – At the request of The American Stock Exchange, IVAX Corporation (AMEX: IVX; LSE: IVX.L; WSE: IVX) announced today that an overwhelming majority of shareholders who made their elections prior to yesterday’s deadline for making a cash or stock election under the merger agreement elected to receive stock consideration (0.8471 of a Teva ADR for each share of IVAX common stock). As a result, all shareholders who failed to make an election will receive cash consideration ($26.00 for each share of IVAX common stock).
     The scheduled closing date for the merger remains Thursday, January 26. A further announcement to be issued upon the effectiveness of the merger will include a preliminary proration percentage, which will be updated once all guaranteed deliveries have been processed.
     IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.
     Copies of this and other news releases may be obtained free of charge from IVAX’ website at www.ivax.com.
Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
     The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.
     Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated, Teva’s ability to rapidly integrate IVAX’s operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Allegra®, Neurontin®, Oxycontin® and Zithromax®, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva’s Annual Report on Form 20-F, IVAX’s Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
     This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC’s website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.
CONTACT:
David Malina
Vice President Investor Relations & Corporate Communications
305.575.6043